Exhibit 3.18

CERTIFICATE OF MERGER OF DOMESTIC CORPORATIONS

MERGER OF

QODE SERVICES CORPORATION

WITH AND INTO

NEOMEDIA TECHNOLOGIES, INC.

(UNDER TITLE 8, SECTION 251 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE)

The undersigned corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, Does Hereby Certify:

First: That the name and state of incorporation of each of the constituent corporations of the merger are as follows:

NAME	STATE OF INCORPORATION

NeoMedia Technologies, Inc.	Delaware

Qode Services Corporation	Delaware

Second: That an Agreement and Plan of Merger, dated February 21, 2014, between NeoMedia Technologies, Inc. and Qode Services Corporation has been approved, adopted, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 251 and 228 of the General Corporation Law of the State of Delaware.

Third: That the name of the surviving corporation of the merger is: NeoMedia Technologies, Inc.

Fourth: That the Restated Certificate of Incorporation of NeoMedia Technologies, Inc., a Delaware corporation, the surviving corporation, as in effect immediately prior to the merger shall be the certificate of incorporation of the surviving corporation, provided that Article IV thereof shall be amended in its entirety as follows:

“The Company is authorized to issue two (2) classes of capital stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Company is authorized to issue is 7,525,000,000 shares. 7,500,000,000 shares shall be Common Stock, no par value per share, and 25,000,000 shares shall be Preferred Stock, par value $0.01 per share.

The 25,000,000 shares of Preferred Stock may be issued in one or more series at such time or times and for such consideration as shall be authorized from time to time by the Board of Directors. The Board of Directors will be authorized to fix the designation of each series of Preferred Stock and the relative rights, preferences, limitations, qualifications, powers or restrictions thereof, including the number of shares comprising each series, the dividend rates, redemption rights, rights upon voluntary or involuntary liquidation, provisions with respect to a retirement or sinking fund, conversions rights, voting rights, if any, preemptive rights, other preferences, qualifications, limitations, restrictions and the special or relative rights of each series.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the outstanding voting power of all shares of capital stock of the Company, without a separate class vote of the holders of the outstanding shares of Common Stock irrespective of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

To the fullest extent permitted by law, the holders of Common Stock shall not be entitled to vote on any amendment to the terms of any outstanding series of Preferred Stock which solely affects the rights, powers, preferences, qualifications, powers or restrictions of such series of Preferred Stock.

Upon the filing and effectiveness pursuant to the General Corporation Law of the State of Delaware of this certificate (the “Effective Time”), each fifteen (15) shares of Common Stock issued and outstanding or held by the Company as treasury stock shall, automatically and without any action on the part of the holders thereof, be combined and converted into one (1) share of Common Stock of the Company. No fractional shares shall be issued and, in lieu of a fractional share of Common Stock to which any stockholder is entitled, such stockholder shall receive a cash payment in an amount equal to the product obtained by multiplying (a) the fraction to which the stockholder would otherwise be entitled by (b) the per share closing sales price of the Company’s Common Stock on the day immediately prior to the Effective Time, as reported on the OTC Markets Bulletin Board.”

Fifth: The merger is to become effective on May 11, 2014.

SIXTH: That the executed Agreement and Plan of Merger is on file at an office of the surviving corporation at 1515 Walnut Street, Suite 100, Boulder, CO 80302.

SEVENTH: That a copy of the Agreement and Plan of Merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

[SIGNATURE PAGE FOLLOWS]

In Witness Whereof, NeoMedia Technologies, Inc., the Surviving Corporation, has caused the Certificate to be signed by its duly authorized officer, this 8th day of May, 2014.

NEOMEDIA TECHNOLOGIES, INC.

By:	/s/ Laura A. Marriott
Name: Laura A. Marriott
Title: Chief Executive Officer